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                                                      Filed by Viant Corporation
                                   pursuant to Rule 425 under the Securities Act
                                            of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934
                                              Subject Company: Viant Corporation
                                                   Commission File No. 333-90800

         On September 4, 2002, Viant Corporation prepared the following document to answer additional questions that may be asked by Viant employees related to the planned merger between Viant and a wholly-owned subsidiary of divine, inc.:

September 4, 2002

TO:       Viant Option Holders
FROM:     Dwayne Nesmith, CFO
RE:       Viant Stock Option Acceleration
          And Option Plan Termination

As part of the pending merger with divine, inc., none of the outstanding Viant stock options will be assumed or substituted by divine. Instead, all outstanding Viant stock options will be accelerated and become fully vested and exercisable prior to the closing of the merger. If your options are not exercised by September 23, 2002 at 5:00 pm EDT, then they will terminate.

The first day that your options will be fully vested and exercisable is Monday, September 9, 2002 (the "Acceleration Date"). On the Acceleration Date you will receive the "Viant Corporation Notification of Option Vesting Acceleration Under the 1996 Stock Plan and 1999 Stock Plan" and the paperwork required to exercise, at your discretion, any options you hold. Prior to the Acceleration Date, you may exercise your vested options pursuant to the terms of the Plan under which your options were granted.

From and including the Acceleration Date, you will have fifteen (15) days - until 5:00 p.m. Eastern Daylight Time (EDT) on Monday, September 23, 2002 - to exercise your options, in whole or in part. After September 23, 2002 at 5:00 pm EDT, all outstanding options will be terminated. Equiserve must receive all completed paperwork for the exercise of your options by 5:00 p.m. EDT on September 23, 2002.

              IMPORTANT: PLEASE MAKE CAREFUL NOTE OF THIS DEADLINE!
                     THERE WILL BE ABSOLUTELY NO EXCEPTIONS

To help you understand the treatment of your options in the pending merger, we have developed the attached FAQ. Please note that the document does not include advice on the pros and cons of whether to exercise your options, or of the various methods of exercising options, or any other financial advice. It does generally discuss the tax implications of exercising options, but your specific tax implications may vary, and therefore you should seek the advice of a financial professional who is familiar with your personal tax situation.

Thank you for your attention.



                                VIANT CORPORATION
           STOCK OPTION ACCELERATION AND STOCK OPTION PLAN TERMINATION
                           FREQUENTLY ASKED QUESTIONS

THIS FAQ COVERS:

         o        THE TERMINATION OF THE 1996 AND 1999 VIANT STOCK OPTION PLANS
         o THE VESTING ACCELERATION AND TERMINATION OF OPTIONS GRANTED UNDER THESE PLANS
         o        THE EXERCISE ALTERNATIVES FOR OPTION HOLDERS UNDER THESE PLANS

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1.  HOW ARE MY VIANT STOCK OPTIONS BEING TREATED IN THE MERGER WITH DIVINE?
As part of the merger with divine, inc., none of the outstanding Viant stock options will be assumed or substituted by divine. Instead, all outstanding Viant stock options will be accelerated and become fully vested and exercisable for a 15-day period which will begin on September 9, 2002 and end on September 23, 2002 at 5:00 pm EDT. At the end of this period, the Viant Corporation 1996 Option Plan, the Viant Corporation 1999 Option Plan (collectively, the "Plans") and all unexercised option grants under the Plans will be terminated.

2. HOW WILL I BE NOTIFIED THAT MY OPTIONS HAVE ACCELERATED AND ARE NOW FULLY VESTED AND EXERCISABLE?
On September 9, 2002, Viant will deliver to each optionee via email, to your Viant email address, and make available a hard copy of, the "Viant Corporation Notification of Option Vesting Acceleration Under the 1996 Stock Plan and 1999 Stock Plan." This notice will include a description of the acceleration of option vesting, the termination of the Plans, and the paperwork required for you to exercise your options as desired.

3. WHAT IF I AM OUT OF THE OFFICE ON SEPTEMBER 9 WHEN THE NOTICE IS DELIVERED? Viant will deliver this notice to you even if you are currently out of the office on leave, vacation etc. or if you have recently been terminated and still have Viant stock options which are exercisable, in which case you will be contacted at the last email and physical address that you provided to Viant.

4.  WHERE CAN I GET INFORMATION ON THE NUMBER OF OPTIONS I HAVE?
Contact Equiserve Customer Service, 888-756-3524, and ask for an "Optionee Statement."

5.  CAN I EXERCISE MY UNVESTED OPTIONS?
Not yet. Until the Acceleration Date, your unvested options will remain subject to their current vesting schedule, and your options can only be exercised in accordance with such schedule.

6.  CAN I EXERCISE MY VESTED OPTIONS PRIOR TO THE ACCELERATION DATE?
Yes. Prior to the Acceleration Date you may exercise your vested options pursuant to the terms of the Plan under which your options were granted. If you wish to exercise vested options prior to the Acceleration Date you should complete an option exercise form, which is available from Equiserve or from the Viant Finance team, and return it to Equiserve.

7.  WHAT IF I RESIGN OR AM TERMINATED PRIOR TO THE ACCELERATION DATE?
If you leave the company prior to the Acceleration Date, any unvested options as of your termination date will be lost and will not be accelerated; you will only be able to exercise your vested options as of your termination date.


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8.  HOW DO I EXERCISE MY ACCELERATED OPTIONS ON OR AFTER THE ACCELERATION DATE?
An option exercise form will be attached to the option acceleration notice you receive on September 9, 2002. As part of the process of exercising your options following the Acceleration Date you will select the method of exercise you want to use: cash/other consideration, Cashless Exercise, or Net Exercise. You will be able to exercise your options in any of these manners until the Plans are terminated at 5:00 pm EDT on September 23, 2002.

9.  HOW DO I EXERCISE MY OPTIONS WITH A CASH PAYMENT?
If you chose to do a cash exercise, you must deliver with your exercise notice either a (i) check payable for your aggregate exercise price; or (ii) Viant stock certificate that has a value, based on the price on the date of exercise, equal to or greater than the aggregate exercise price.

EXAMPLE.
Assuming that:
o the fraction of a share of divine class A common stock to be received at closing is .05823
o the market price of divine class A common stock as of the closing of the Merger is $2.90, and
o    the cash distribution is equal to $1.46 per share.

If you hold an option for 1,000 shares of Viant common stock with a per share exercise price of $1.00, upon exercise of the option you would need to deliver consideration with a value of $1,000.00 with your exercise notice. The merger consideration you would receive for these 1,000 shares of Viant common stock would be approximately: (1000*.05823) shares of divine class A common stock (58 shares, having an aggregate market value of $168.20) and (1000*$1.46) in cash ($1,460) (before taxes, fees, etc, but excluding any payment for fractional shares by divine).

10.  WHAT IS THE COST OF EXERCISING MY OPTIONS WITH A CASH PAYMENT?
There is no cost to option holders for completing a Cash/Other Value Exercise. Viant pays Equiserve for all option exercises. In a cash exercise, the option holder is responsible for the aggregate exercise price (and taxes, if applicable). The option holder is also responsible for any fees related to selling Viant shares once the options are exercised and converted into Viant shares, and for selling any divine shares you receive in the merger.

11.  HOW DO I EXERCISE MY OPTIONS IN A CASHLESS EXERCISE?
If you select this alternative, you would have Equiserve sell, in the open market at current market prices on the date of exercise, enough shares of Viant common stock from your option grant(s) to pay your aggregate exercise price to Viant.

PLEASE NOTE THAT, UNDER THE SARBANES-OXLEY ACT OF 2002, THE CASHLESS EXERCISE ALTERNATIVE IS NOT AVAILABLE TO VIANT EXECUTIVE OFFICERS OR DIRECTORS.

EXAMPLE.
Assuming that:
o the fraction of a share of divine class A common stock to be received at closing is .05823
o the market price of divine class A common stock as of the closing of the Merger is $2.90,
o    the cash distribution is equal to $1.46 per share, and
o    the market value of Viant common stock exercise equals $1.62.

If you hold an option for 1,000 shares of Viant common stock with a per share exercise price of $1.00, upon exercise of the option your broker would sell 618 shares and deliver the proceeds from the sale to Viant as payment for the aggregate exercise price of $1,000.00 (618*1.62 = $1,001.16). The remaining

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382 shares of Viant common stock would be yours. The merger consideration you would receive for these 382 shares of Viant common stock would be approximately:
(382*.05823) shares of divine class A common stock (22 shares, having an aggregate market value of $63.80) and (382*$1.46) in cash ($557.72) (before taxes, fees, etc, but excluding any payment for fractional shares by divine).

12.  WHAT IS THE COST OF EXERCISING MY OPTIONS WITH A CASHLESS EXERCISE?
Option holders are responsible for the fees associated with selling shares required to cover the total option cost (and taxes, if applicable) when completing a Cashless Exercise. Viant pays Equiserve for all option exercises. In a cashless exercise, you would be responsible for the cost to have Equiserve sell shares, which is seven cents ($0.07) per share with a minimum charge of $49.00. You will also be responsible for any costs associated with selling any divine shares you receive in the merger.

13.  HOW DO I EXERCISE MY OPTIONS ON A NET EXERCISE BASIS?
If you select this alternative, Viant would retain that number of shares of Viant common stock from the option with a value equal to the aggregate exercise price of your option. The number of shares required to cover the aggregate exercise price would be determined by using the previous trading days' closing price for Viant common stock. As in the Cashless Exercise, you would receive the balance of the shares.

EXAMPLE.
Assuming that:
o the fraction of a share of divine class A common stock to be received at closing is .05823
o the market price of divine class A common stock as of the closing of the Merger is $2.90,
o    the cash distribution is equal to $1.46 per share, and
o the closing market price of Viant common stock on day prior to the exercise of your options equals $1.62,

If you hold an option for 1,000 shares of Viant common stock with a per share exercise price of $1.00, upon exercise of the option Viant would retain 618 shares as payment of the aggregate exercise price of $1,000.00 (618*1.62 = $1,001.16). The remaining 382 shares of Viant common stock would be yours. The merger consideration you would receive for these 382 shares of Viant common stock would be approximately: (382*.05823) shares of divine class A common stock (22 shares, having an aggregate market value of $63.80) and (382*$1.46) in cash ($557.72) (before taxes, fees, etc, but excluding any payment for fractional shares by divine).

14.  WHAT IS THE COST OF COMPLETING THE NET EXERCISE?
There is no cost to option holders for completing a Net Exercise. Viant pays Equiserve for all option exercises. Option holders are responsible for any fees related to selling Viant shares once the options are exercised and converted into Viant shares. You will also be responsible for any costs associated with selling any divine shares you receive in the merger.

15.  WILL I RECEIVE THE MERGER CONSIDERATION IF I EXERCISE MY OPTIONS?
Yes. As a Viant stockholder at the time the merger closes (anticipated to be September 27, 2002), you will receive the same per share merger consideration as all other stockholders. The merger consideration includes both the shares of divine class A common stock and the cash distribution.


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16.  WHICH METHOD OF EXERCISING OPTIONS SHOULD I USE?
The method of exercise best for an individual is based on a number of factors specific to that person's financial situation. Accordingly, we are unable to advise you as to whether to exercise your Viant options or what method of exercising options you should choose.

17. I DON'T HAVE A FINANCIAL ADVISOR. CAN VIANT RECOMMEND ONE TO ME? Sorry, the company does not provide referrals.

18.  WHAT IF, FOR SOME REASON, THE MERGER DOES NOT OCCUR?
If the merger is terminated after September 9 but before September 23, 2002 at 5:00 p.m. EDT, the Plans will not be terminated and outstanding options will not be cancelled, but if you have exercised your options prior to that you will remain a Viant stockholder. If the merger is terminated after September 23, the acceleration of the options and termination of the Plans will have already occurred and cannot be reversed and you will own the Viant stock you received as part of your exercise, and all other options will be cancelled as of 5:00 pm EDT on September 23, 2002.

19.  WHAT ARE THE TAX IMPLICATIONS OF EXERCISING MY OPTIONS?
Tax information is specific to the individual and therefore we cannot provide detailed tax guidance. There are some general statements, which will be true for everyone:

         o Tax withholding is required when Non-Qualified Stock Options (NQ, or Non-Quals) are exercised. Employees with NQs have already been contacted.
         o    There is no required tax withholding when Incentive Stock Options
              (ISOs) are exercised. This does not mean there is no tax liability and you should consult your tax or financial advisor to determine the impact this will have on your tax liability.
         o The cost-basis for the Viant shares after a Net Exercise, Cashless Exercise, and a Cash Exercise of Incentive Stock Options (ISOs) is the exercise price minus any return of basis received in connection with the cash distribution.
         o The cost-basis for the Viant shares after a Net Exercise, Cashless Exercise, and a Cash Exercise of Non-Qualified Stock Options depends on the timing of the exercise, the market price for Viant at that time, and any adjustment to your basis in connection with the cash distribution. You should consult your tax or financial advisor to determine the impact this will have on your tax liability.

You should contact your financial advisor regarding the effects of this exercise on your Alternative Minimum Tax (AMT).

20. CAN I HAVE THE SHARES OF VIANT COMMON STOCK THAT I RECEIVE UPON EXERCISE SENT TO A BROKERAGE ACCOUNT?
Yes. To have the Viant shares from any method of exercise transferred to your brokerage account, fill in the brokerage account information on the exercise form.


ADDITIONAL INFORMATION: DIVINE HAS FILED A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION. VIANT HAS MAILED A PROXY STATEMENT/PROSPECTUS TO VIANT'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT AND THE AMENDED PROXY


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STATEMENT/PROSPECTUS FOR THE MERGER CAREFULLY, AND ANY OTHER RELEVANT DOCUMENTS
FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DIVINE, VIANT, THE PROPOSED TRANSACTION AND RELATED MATTERS. You may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to Dwayne Nesmith at (617) 531-3700 or via e-mail at dnesmith@viant.com.

Viant, and its directors, officers and other regular employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Viant with respect to the transactions contemplated by the merger agreement. Information regarding Viant's directors, officers and other regular employees is included and/or incorporated by reference in the proxy statement/prospectus regarding the proposed transaction that was filed with the SEC on August 27, 2002.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements contained in this document that are forward-looking are based on current expectations about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to divine and are subject to a number of uncertainties and risks, and divine's actual results, performance, prospects or opportunities in 2002 and beyond may differ materially from those expressed in, or implied by, these forward-looking statements. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that Viant's business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; divine's ability to expand its customer base and achieve and maintain profitability; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner relationships and retain key employees; divine's ability to predict revenues from project-based engagements; divine's ability to keep pace with technological developments and industry requirements; divine's ability to efficiently manage its growing operations; changes in the market for Internet services and the economy in general, including as a result of any additional terrorist attacks or responses to terrorist attacks; increasing competition from other providers of software solutions and professional services; the extent to which customers want to purchase software applications under hosted subscription based models; divine's ability to address the risks associated with international operations; divine's ability to become cash flow positive before it depletes its cash reserves or become insolvent; divine's ability to maintain its Nasdaq listing; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement filed by divine with the SEC relating to this transaction. For further information about risks, uncertainties and contingencies relating to divine and Viant and their respective businesses, please review their most recent respective Forms 10-K and 10-Q filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief, or expectation only as of the date hereof. Except as required by federal securities laws, divine undertakes no obligation to publicly revise these forward-looking statements or risks, uncertainties, or contingencies to reflect events or circumstances that arise after the date hereof.